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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
            ---------------------------------------------------------
                                 SCHEDULE 13G/A
                        Information Statement pursuant to
                              RULE 13d-1 AND 13d-2
                                (Amendment No. 3)
            ---------------------------------------------------------

                      HEALTHTRONICS SURGICAL SERVICES, INC.
                      -------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   42222L-10-7
                                   -----------
                                 (CUSIP Number)

            ---------------------------------------------------------
             Check the appropriate box to designate the Rule pursuant to which this Schedule is filed.
             [ ] Rule 13d-1(b)
             [X] Rule 13d-1(c)
             [ ] Rule 13d-1(d)


                         (Continued on following pages)
                               (Page 1 of 6 Pages)


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                               (Page 2 of 6 Pages)
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1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Roy S. Brown

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                         (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION:

         United Kingdom

                  5. SOLE VOTING POWER

NUMBER OF         998,980 shares, including (i) 120,000 of which are issuable
SHARES            upon the exercise of immediately exercisable stock options
BENEFICIALLY      (ii) 241,700 shares in spouse's name (iii) 400 shares in
OWNED BY          spouse's IRA
                 --------------------------------------------------------------

EACH
REPORTING        --------------------------------------------------------------
PERSON WITH       6. SHARED VOTING POWER

                  0

                  7. SOLE DISPOSITIVE POWER
                  998,980 shares, including (i) 120,000 of which are issuable upon the exercise of immediately exercisable stock options
                  (ii) 241,700 shares in spouse's name (iii) 400 shares in spouse's IRA

                  8. SHARED DISPOSITIVE POWER

                  0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  998,980 shares, including (i) 120,000 of which are issuable upon the exercise of immediately exercisable stock options
                  (ii) 241,700 shares in spouse's name (iii) 400 shares in spouse's IRA

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                 [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.0%

12. TYPE OF REPORTING PERSON

         IN


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                               (Page 3 of 6 Pages)
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ITEM 1 (A). NAME OF ISSUER

                  HealthTronics Surgical Services, Inc.


ITEM 1 (B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1841 West Oak Parkway, Suite A
                  Marietta, GA 30062

ITEM 2 (A). NAME OF PERSON FILING.


                  The reporting person is Roy S. Brown.


ITEM 2 (B). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.


                  The principal business address of Roy S. Brown is:

                  1841 West Oak Parkway, Suite A, Marietta, GA 30062


ITEM 2 (C). CITIZENSHIP.

            Roy S. Brown is a citizen of the United Kingdom.

ITEM 2 (D). TITLE OF CLASS OF SECURITIES.


                  Common stock, no par value per share.


ITEM 2 (E). CUSIP NUMBER.


                  42222L-10-7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:


                  Not applicable.


ITEM 4. OWNERSHIP.


                  (a) Amount beneficially owned by reporting person as of December 31, 2001:

                       998,980 shares


                  (b)  Percent of Class:

                       9.0%

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                               (Page 4 of 6 Pages)
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                (c)  Number of shares as to which such person has (see notes):


                      (i)   Sole power to direct the vote:


                                998,980 shares  (1), (2), (3)


                      (ii)  Shared power to vote or to direct the vote:


                                0 shares


                      (iii) Sole power to dispose or direct the disposition of:


                                998,980 shares  (1), (2), (3)


                      (iv) Shared power to dispose or direct the disposition of:


                                0 shares


NOTES:

            (1) includes 120,000 shares which are issuable upon the exercise of immediately exercisable stock options

            (2)   includes 241,700 shares in spouse's name

            (3)   includes 400 shares in spouse's IRA

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.


                  Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

                  Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


                  Not applicable.



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                               (Page 5 of 6 Pages)
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ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP.


                  Not applicable.


ITEM 10. CERTIFICATION.


                  Not applicable.



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                               (Page 6 of 6 Pages)
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                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             2/27/2002
                                             ---------------------------
                                             (Date)


                                             /s/ Roy S. Brown
                                             ---------------------------
                                             (Signature)


                                             Roy S. Brown
                                             ---------------------------
                                             (Name/Title)